UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Exhibit 99.1 – Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: November 10, 2010

Exhibit 99.1

Charm Communications Inc. Announces Unaudited Third Quarter 2010 Results

Total revenues up 65.3% year-over-year

Gross profit increased 90.9% year-over-year

Net income increased 219.9% year-over-year

BEIJING, October 28 /PRNewswire-Asia-FirstCall/ — Charm Communications Inc. (Nasdaq: CHRM) (“Charm” or “the Company”), a leading advertising agency in China, today announced its financial results for the third quarter ended September 30, 2010. Charm operates its business under three brands: Charm Advertising, Charm Interactive, and Shangxing Media.

Highlights for the Third Quarter 2010

-	The Company uses turnover (non-GAAP), (defined as total customer advertising spending placed through or with Charm) to reflect the scale of its business.

(Unit: USD’000)	Q3 2010	Q3 2009	Q2 2010
Turnover (non-GAAP):
Media investment management	40,994	25,056	38,971
Advertising agency	104,466	64,412	111,978
Branding and identity services	N/A	N/A	N/A

Total turnover	145,460	89,468	150,949

Extraction rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	6.1%	5.5%	4.8%
Branding and identity services	N/A	N/A	N/A
US GAAP Revenue:
Media investment management	40,994	25,056	38,971
Advertising agency	6,335	3,573	5,387
Branding and identity services	1,096	672	942

Total revenue	48,425	29,301	45,300

-	Turnover (non-GAAP) in the third quarter of 2010 grew 62.6% year-over-year and decreased 3.6% quarter-over-quarter to approximately $145.5 million. The quarter-over-quarter decrease in turnover was largely because some clients had previously allocated third quarter advertising budgets to the second quarter of the year to cover increased advertising activities around the World Cup.

-	GAAP revenues in the third quarter of 2010 grew 65.3% year-over-year and 6.9% quarter-over-quarter to approximately $48.4 million as a result of increased revenue extraction rate and strong demand for the Company’s principal media resources.

Turnover (non-GAAP) for Charm’s advertising agency business, or agency business, grew 62.2% year-over-year and decreased 6.7% quarter-over-quarter to $104.5 million. GAAP revenues for the agency business were $6.3 million, and the revenue extraction rate, which is defined as revenue divided by turnover, was 6.1%. The revenue extraction rate increased mainly due to the increased media placement on non-CCTV TV channels and the internet.

Turnover for Charm’s media investment management business, or principal media business, which is equivalent to GAAP revenue, grew 63.6% year-over-year and 5.2% quarter-over-quarter to $41.0 million as a result of strong demand for the Company’s principal media resources. Due to the change in format of the “Yong Talk Show”, one of four CCTV programs for which Charm has exclusive advertising rights, the Company suspended its exclusive contract for that time slot. Without this change, the Company estimates it would have earned $2.0 to $2.5 million of additional revenue.

-	GAAP revenue for Charm’s branding and identity services business was $1.1 million in the third quarter of 2010, an increase of 63.1% over the third quarter of 2009 and an increase of 16.3% over the second quarter of 2010.

-	Gross profit for the third quarter of 2010 grew 90.9% year-over-year and 24.0% quarter-over-quarter to $18.8 million.

-	Net income for the third quarter of 2010 grew 219.9% year-over-year and 32.3% quarter-over-quarter to $11.1 million.

-	Non-GAAP third quarter net income, which excludes share-based compensation expenses and impairment on investments, grew 100.3% year-over-year and 28.3% quarter-over-quarter to $11.7 million.

-	Cash flow from operations was positive for the third quarter of 2010. The Company had cash and cash equivalents of $116.4 million as of September 30, 2010.

-	In the third quarter of 2010, Charm added seven new advertising client accounts to its agency business, including two for Vizeum, bringing total agency accounts for 2010 to 128. In the third quarter of 2010 Charm’s principal media business had 282 advertisers as compared with 183 advertisers in the third quarter of 2009. In the first nine months of 2010 Charm’s principal media business had 457 advertisers as compared with 314 advertisers in the first nine months of 2009.

-	Charm had 447 employees as of September 30, 2010 compared to 401 as of June 30, 2010.

“Solid execution in each of our core business areas drove another strong quarter of growth,” said Mr. He Dang, founder, chairman and CEO of Charm. “During the quarter we reinforced our market position as the leading domestic advertising agency, and we saw strong demand from advertisers for our principal media resources. Our digital media agency business, Charm Interactive, continued to see progress with 10 new accounts signed up during the third quarter and thirty professionals recruited since June 30.”

“We have strong visibility going into the fourth quarter as advertisers prepare their budgets for the year ahead and media owners select partners to operate advertising media contracts. With the annual CCTV auction approaching we have been appointed by a number of leading Chinese companies as their exclusive agency, and we are optimistic that we will maintain our market leadership at this event. We also recently renewed our contract with Tianjin Satellite TV and expect to continue to build our relationships with our existing media partners into next year.”

Mr. Dang continued, “We have launched several new long term strategic initiatives including our recently announced joint venture with Wasu Digital Group to take advantage of new media opportunities. We have also partnered with Tianjin Satellite TV to enter into content production and related advertising sales which will allow us to offer branded content opportunities for advertisers at low risk to Charm. These new business areas offer strong sustainable revenue growth potential over the medium to long term.”

Mr. Wei Zhou, Charm’s CFO added, “Strong performance across our business units helped drive better than expected bottom line growth and more than made up for the revenue impact of the suspension of the ‘Yong Talk Show’. We expect the strength of our underlying operations to continue into the fourth quarter.”

Mr. Zhou noted that Charm retains the right of first refusal for exclusive advertising rights on the CCTV program which has replaced the ‘Yong Talk Show’ in the same timeslot. The Company is currently working with CCTV to evaluate the new program.

Third Quarter 2010 Results

Turnover (non-GAAP) in the third quarter of 2010 grew 62.6% year-over-year and decreased 3.6% quarter-over-quarter to approximately $145.5 million. The year-over-year increase in turnover was mainly due to the increase in the number of advertising clients and the increase in advertising spending from existing clients. The quarter-over-quarter decrease in turnover was largely because some clients had previously allocated third quarter advertising budgets to the second quarter of the year to cover increased advertising activities around the World Cup.

Turnover (non-GAAP) in the agency business grew 62.2% year-over-year and decrease 6.7% quarter-over-quarter to $104.5 million. The year-over-year increase in agency business turnover (non-GAAP) was mainly due to the increase in number of new agency clients and the increase in advertising spending from existing agency clients. The quarter-over-quarter decrease in turnover was mainly due to the shifting of clients’ adverting budget for the World Cup from third quarter to second quarter. In the third quarter of 2010, Charm provided advertising agency services to a total of over 128 advertising client accounts, 56 of which were acquired in 2010. The revenue extraction rate for the agency business was 6.1% compared to 5.5% and 4.8% for the third quarter of 2009 and second quarter of 2010, respectively. The higher revenue extraction rate was mainly due to the fact that the Company has increased media placement on non-CCTV TV channels and the internet, which have a higher revenue extraction rate. Charm expects the revenue extraction rate to increase as the Company expands its full service offerings across all media platforms under Charm Advertising and as it ramps up digital media offerings under Charm Interactive.

Turnover (equivalent to GAAP revenue) in Charm’s media investment management business or principal media business, which operates under the Shangxing Media brand, grew 63.6% year-over-year and 5.2% quarter-over-quarter to $41.0 million. Compared with the third quarter of 2009, the increase was mainly due to the increase in satellite TV revenues as a result of price increases and the addition of exclusive CCTV programs. Compared with the second quarter of 2010 the increase was mainly due to the seasonality of satellite TV revenues.

Total US GAAP revenues were $48.4 million for the third quarter of 2010, representing an increase of 65.3% compared to $29.3 million for the third quarter of 2009 and an increase of 6.9% compared to $45.3 million for the second quarter of 2010.

Revenues from Charm’s advertising agency business were $6.3 million for the third quarter of 2010, representing an increase of 77.3% compared to $3.6 million in the third quarter of 2009 and an increase of 17.6% compared to $5.4 million in the second quarter of 2010. The year-over-year increase in agency business revenue is consistent with the increase in turnover. The quarter-over-quarter increase in agency business revenue is mainly due to the higher extraction rate due to more ads being placed on non-CCTV media.

Principal media business revenues were $41.0 million for the third quarter of 2010, representing an increase of 63.6% compared to $25.1 million for the third quarter of 2009 and an increase of 5.2% compared to $39.0 million in the second quarter of 2010. For the third quarter of 2010 Charm had 282 advertisers for its principal media business compared with 183 advertisers for the third quarter of 2009.

Branding and identity services revenues were $1.1 million in the third quarter of 2010, representing an increase of 63.1% compared to $0.7 million for the third quarter of 2009 and an increase of 16.3% compared to $0.9 million for the second quarter of 2010.

Cost of revenues for the third quarter of 2010 was $29.6 million compared to $19.4 million and $30.1 million for the third quarter of 2009 and the second quarter of 2010 respectively. Charm attributes this increase compared with third quarter of 2009 mainly to the addition of exclusive CCTV programs and an increase in satellite TV media costs. Compared with second quarter of 2010 the cost remained stable.

Gross profit for the third quarter of 2010 was $18.8 million, representing an increase of 90.9% from $9.9 million for the third quarter of 2009 and an increase of 24.0% from $15.2 million for the second quarter of 2010.

Selling and marketing expenses were $5.8 million for the third quarter of 2010, representing an increase of 135.2% from $2.5 million for the third quarter of 2009 and an increase of 19.8% from $4.8 million for the second quarter of 2010. The increase in selling and marketing expenses was primarily due to increased headcount at Charm Interactive. Selling and marketing expenses represented 11.9% of the Company’s total revenues for the third quarter of 2010 compared to 8.4% for the third quarter of 2009 and 10.6% for the second quarter of 2010.

General and administrative expenses were $1.6 million for the third quarter of 2010, compared to $2.0 million for the third quarter of 2009, and $1.6 million for the second quarter of 2010.

As a result of the above, operating profit was $11.4 million for the third quarter of 2010, compared to $5.5 million for the third quarter of 2009 and $8.8 million for the second quarter of 2010.

For the third quarter of 2010, the Company had tax expenses of $0.6 million.

Net income was $11.1 million for the third quarter of 2010, representing an increase of 219.9% from $3.5 million for the third quarter of 2009 and an increase of 32.3% from $8.4 million for the second quarter of 2010. Fully diluted net income per ADS for the third quarter of 2010 was $0.27 compared to $0.02 and $0.22 for the third quarter of 2009 and the second quarter of 2010 respectively. Each ADS represents two common shares. The Company’s third quarter non-GAAP net income, which excludes share-based compensation expenses and impairments on investments, was $11.7 million compared with $5.8 million for the third quarter of 2009 and $9.1 million for the second quarter of 2010.

Cash flow from operations for the third quarter of 2010 was positive. As of September 30, 2010, the Company had cash and cash equivalents of $116.4 million compared to $120.7 million at the end of the second quarter 2010.

As of September 30, 2010, the Company had 447 employees, compared to 401 employees as of March 31, 2010.

Recent Business Developments

In September, Charm announced that it had been appointed as the exclusive agency for more than 20 top advertisers at CCTV’s 2011 Prime-Time Public Auction, which takes place on November 8, 2010.

Charm won significant new accounts including Shanghai Pudong Development Bank and Anxin Flooring. Charm also significantly expanded its business with Midea, one of the largest home appliance manufacturers in China, following the success of the integrated advertising campaign Charm created for Midea’s Soy Milk Maker.

In October, Charm established a joint venture with Wasu Digital Group, one of China’s largest operators and digital content providers and one of three national operators to receive licenses to operate across IPTV, 3G mobile TV and broadband TV networks as part of China’s three-network convergence. The joint venture will seek to develop and set advertising industry standards on new media network platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies.

In October, Charm also successfully renewed its exclusive agency agreement with Tianjin Satellite TV for advertising rights on all of the channel’s content throughout 2011. In addition, Charm and Tianjin Satellite TV have agreed to set up a joint venture to co-produce live events and reality shows for the TV channel, with advertising revenues from these shows being shared by both parties.

Business Outlook

The Company estimates its total revenues for the fourth quarter of 2010 will range from $51.0 million to $53.0 million. Fourth quarter 2010 non-GAAP net income, which excludes share-based compensation expenses and impairments on investments, is expected to be between $12.0 million and $12.5 million. These estimates do not factor in potential revenue from the replacement CCTV show.

The Company bases these estimates on a foreign exchange rate of RMB 6.7680 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover”, which is defined as total customer advertising spending placed through or with Charm; and “non-GAAP net income”, which is defined as GAAP net income excluding stock-based compensation expenses and impairment on investments.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under US GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will host an earnings conference call at 8 a.m. U.S. Eastern Time on October 29, 2010 (8 p.m. Beijing/Hong Kong Time).

Conference Call Dial-in Information

US/ International Dial In	+1.857.350.1590
UK:	+44.207.365.8426
Hong Kong:	+852.3002.1672
Passcode:	44767421

A replay of the call will be available from 11am October 29, 2010 until 11:00 am November 11, 2010 U. S. Eastern Time.

Replay Dial-in Information

International:	+1.617.801.6888
Passcode:	72468791

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Charm Communications’ corporate website at http://ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency in China. Charm operates its business under three brands: Charm Advertising, Charm Interactive, and Shangxing Media. Under the Charm Advertising and Charm Interactive brands, Charm offers integrated advertising agency services from planning and managing advertising campaigns to creating and placing advertisements. Under the Shangxing Media brand, Charm has established a portfolio of television advertising media resources through its exclusive arrangements with premium national television channels, which include not only advertising time but also opportunities for placing branded content. Charm’s clients include well-recognized brand names in China across many industries, as well as emerging domestic leading brands. In January 2010, Charm formed a joint venture with international 4A advertising group Aegis Media, its strategic investor, to operate its brand “Vizeum” in China. In October 2010, Charm also formed a joint venture with Wasu Digital Group to operate all advertising-related businesses across Wasu’s IPTV, 3G mobile TV and broadband TV network platforms. For more information please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

New York

Amanda Sham

Brunswick Group

Phone: +1-212-333-3810

Email: charm@brunswickgroup.com

Beijing

Henry Fraser

Brunswick Group

Phone: +86-10-6566-2256

Email: charm@brunswickgroup.com

Charm Communications Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	30-Sep-10	30-Jun-10	31-Dec-09
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	116,424	120,720	54,737
Notes receivable	4,263	2,242	2,878
Prepaid expenses	52,317	33,249	31,670
Deposits	20,883	20,522	19,637
Accounts receivable	46,556	46,409	29,798
Amount due from related party	3,131	2,152	-
Other current assets	1,112	1,514	570

Total current assets	244,686	226,808	139,290

Fixed assets, net	2,019	1,881	1,441
Investments in non-marketable equity securities	1,868	1,868	1,869

Total non-current assets	3,887	3,749	3,310

TOTAL ASSETS	248,573	230,557	142,600

	30-Sep-10	30-Jun-10	31-Dec-09
	(Unaudited)	(Unaudited)	(Audited)
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY
Current Liabilities
Accounts payable (of which 7,197, 8,339 and 1,358 as of September 30, 2010, June 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	16,130	16,247	1,401
Amounts due to related parties (of which 1,742, 7 and 3 as of September 30, 2010, June 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	5,675	1,590	41
Advances from customers (of which 38,888, 32,441 and 30,400 as of September 30, 2010, June 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	40,742	32,753	30,564
Accrued expenses and other current liabilities (of which 12,265, 8,666 and 9,075 as of September 30, 2010, June 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	14,575	12,099	9,805
Dividends payable (of which 5,751, 5,673 and 20,086 as of September 30, 2010, June 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	5,751	5,673	20,086
Shareholder’s loan	-	9,939	-

Total current liabilities	82,873	78,301	61,897

Total liabilities	82,873	78,301	61,897

Series A convertible redeemable preferred shares			59,576
Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8	5
Additional paid-in capital	114,831	114,090	-1,974
Retained earnings	47,815	36,914	23,031
Accumulated other comprehensive income	2,362	760	65

Total Charm Communications Inc. shareholders’ equity	165,016	151,772	21,127

Noncontrolling interest	684	484	-

Total equity	165,700	152,256	21,127

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE
PREFERRED SHARES, REDEEMABLE ORDINARY
SHARES AND EQUITY	248,573	230,557	142,600

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	September 30, 2010	September 30, 2009	June 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	40,994	25,056	38,971
Advertising agency	6,335	3,573	5,387
Branding and identity services	1,096	672	942

Total revenues	48,425	29,301	45,300

Cost of revenues:
Media investment management	28,231	18,666	29,060
Advertising agency	694	512	612
Branding and identity services	661	253	432

Total cost of revenues:	29,586	19,431	30,104

Gross profit	18,839	9,870	15,196

Operating expenses:
Selling and marketing expenses	5,773	2,454	4,817
General and administrative expenses	1,642	1,955	1,597

Total operating expenses	7,415	4,409	6,414

Operating profit	11,424	5,461	8,782

Interest income	371	129	251
Impairment on investments	-	-1,940	-
Interest expenses	-110	-	-200
Other income

Income before income tax expense	11,685	3,650	8,833
Income tax expense	584	180	442

Net income	11,101	3,470	8,391

Net income attributable to noncontrolling interest	200	-	92
Net income attributable to Charm Communications Inc.	10,901	3,470	8,299

Accretion of Series A convertible redeemable preferred shares	-	1,870	231
Net income(loss) attributable to ordinary shareholders	10,901	1,600	8,068

	For the three months ended,
	September 30, 2010	September 30, 2009	June 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)
Net income(loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.28	0.02	0.23
Diluted	0.27	0.02	0.22
Shares used in computation of net income(loss) per ADS:
Basic	39,122,662	25,000,000	34,647,811
Diluted	40,517,732	26,076,255	36,044,209

(1) Share-based compensation expenses during the period included in:
Cost of revenues	2	1	2
Selling and marketing expenses	385	247	340
General and administrative expenses	220	186	390

Total	607	434	732

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	September 30, 2010	September 30, 2009	June 30, 2010
Turnover (non-GAAP):
Media investment management	40,994	25,056	38,971
Advertising agency	104,466	64,412	111,978
Branding and identity services	N/A	N/A	N/A

Total turnover	145,460	89,468	150,949

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	6.1%	5.5%	4.8%
Branding and identity services	N/A	N/A	N/A
USGAAP Revenue:
Media investment management	40,994	25,056	38,971
Advertising agency	6,335	3,573	5,387
Branding and identity services	1,096	672	942

Total revenue	48,425	29,301	45,300

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	September 30, 2010	September 30, 2009	June 30, 2010
Net income	11,101	3,470	8,391
Add back share-based compensation expenses during the related periods	607	434	732
Add back impairment on investments	-	1,940	-

Non-GAAP net income	11,708	5,844	9,123

CONTACT: New York, Amanda Sham, Brunswick Group, +1-212-333-3810,

charm@brunswickgroup.com or Beijing,

Henry Fraser, Brunswick Group, +86-10-6566-2256,

charm@brunswickgroup.com